SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                              (Amendment No. ____)*


                         Wayne Savings Bancshares, Inc.
                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
               ---------------------------------------------------

                         (Title of Class of Securities)

                                    94624Q101
                               ------------------

                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages


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CUSIP NO. 94624Q101                   13G                      Page 2 of 5 Pages




1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)

            Wayne Savings Community Bank
            Restated Employee Stock Ownership Plan Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                       (b)  |X|
3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
            Ohio

        NUMBER OF          5   SOLE VOTING POWER
          SHARES                  105,447
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
           EACH                   148,620
        REPORTING
       PERSON WITH         7   SOLE DISPOSITIVE POWER
                                  249,638

                           8   SHARED DISPOSITIVE POWER
                                  4,429

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            254,067

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*

                                                                            |_|
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            6.5% of 3,907,318 shares of Common Stock outstanding as of December 31, 2003.

12       TYPE IN REPORTING PERSON*
                  EP


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CUSIP NO. 94624Q101                   13G                      Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Wayne Savings Bancshares, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  151 North Market Street
                  Wooster, Ohio 44691

Item 2(a).        Name of Person Filing:

                  Wayne Savings Community Bank
                  Employee Stock Ownership Plan Trust
                  Trustees: Michael C. Anderson
                            Charles F. Finn

Item 2(b).        Address of Principal Business Office:

                  151 North Market Street
                  Wooster, Ohio 44691

Item 2(c).        Citizenship or Place of Organization:

                  Ohio

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share

Item 2(e).        CUSIP Number:

                  94624Q101

Item 3. If this Statement is Filed Pursuant To Rule 13d-1(b) or 13d-2(b), or (c), Check Whether the Person Filing is a:

                  (f) |X| This person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974; see 13d-1(b)(1)(ii)(F).

Item 4.           Ownership:

                  Based on information available to the Employee Benefit Plan as of December 31, 2003, the reporting person beneficially owned 254,067 shares of the Issuer. This number of shares represents 6.5% of the common stock, par value $.10 per share, of the Issuer, based upon


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CUSIP NO. 94624Q101                   13G                      Page 4 of 5 Pages



                  3,907,318 shares of such common stock outstanding as of December 31, 2003. As of December 31, 2003, the reporting person has sole power to vote or to direct the vote of 105,447 shares and the shared power to vote or direct the vote of 148,620 shares. The reporting person has sole power to dispose or to direct the disposition of 249,638 shares of common stock and the shared power to dispose of or direct the disposition of 4,429 shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 94624Q101                   13G                      Page 5 of 5 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 29, 2004                     WAYNE SAVINGS COMMUNITY BANK
                                            EMPLOYEE STOCK OWNERSHIP PLAN TRUST


                                            By: /s/ Michael C. Anderson
                                                Michael C. Anderson, Trustee









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CUSIP NO. 94624Q101                   13G                      Page 5 of 5 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 29, 2004                      WAYNE SAVINGS COMMUNITY BANK
                                            EMPLOYEE STOCK OWNERSHIP PLAN TRUST


                                            By: /s/ Charles F. Finn
                                                Charles F. Finn, Trustee